UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Company") announces that its wholly owned subsidiary Terra Networks Brasil S.A. ("Terra") acquired on September 26, 2019 all the quotas representing the capital stock of Telefônica Infraestrutura e Segurança Ltda. (“TIS”), owned by Telefónica Ingeniería de Seguridad S.A. and Telefónica Digital España S.L.U. ("Operation").

TIS is a company dedicated to the exploitation and provision of services and technology of information security systems, technical support and other services related to infrastructure, technology and information.

The Operation will allow Terra, which has, among other activities, the development of computer systems, to expand consulting and operational assistance, maximize the commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the integration of TIS and Terra's commercial offerings, unlocking the generation of added value for the Company's client portfolio as the activities of the companies involved in the operation in Information Technology, Security, IoT and Connectivity will be under the same management.

The total price paid for the acquisition of the quotas issued by TIS was R$ 70,843,658.00 (seventy million, eight hundred and forty-three thousand and six hundred and fifty-eight reais), in a single installment, without any financing, using only the available cash from Terra. Said amount was calculated based on the economic value of the company, according to the discounted cash flow criterion, dated June 30, 2019, supported by an appraisal report prepared by the independent company Planconsult Planejamento e Consultoria Ltda.

The Operation’s sale and purchase agreement contains terms and provisions common to such transactions, such as seller's declarations and warranties, indemnity and others. The Operation was also preceded by an accounting, financial, legal and procedural audit in relation to TIS.

The Operation is not subject to obtaining any regulatory authorizations or approvals by the Company's bodies, having been approved by Terra's Board of Executive Officers pursuant to its bylaws.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

The Operation does not change the Company's shareholding structure nor cause any dilution to its shareholders, generating value to them through acceleration of its growth and increase of operational efficiency.

São Paulo, September 27, 2019.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 27, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director